July 12, 2005

Via Facsimile and First Class Mail

Jay Webb
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:   Molecular Diagnostics, Inc.
               Form 10-KSB for the year ended December 31, 2004
               File No. 000-00935

Dear Mr. Webb:

         On behalf of Molecular Diagnostics, Inc. (the "Company"), I am writing to respond to the comments set forth in your letter dated June 16, 2005 with respect to the above referenced filing (the "Filing"). For your convenience we have repeated each of your comments in this letter. The Company's responses are set forth below each comment paragraph.

Item 6 - Management's Discussion and Analysis or Plan of Operation (page 26)

1. We note that in 2004 you recognized a gain of $1,008,000 related to restructuring settlements. Please tell us and revise future filings to:

      o     describe the nature of the significant components of the gain, and

      o explain why the presentation of the amount as non-operating income in your consolidated statements of operations is appropriate.

      Additionally, it appears as though you have presented this amount on a different line item in your 2003 income statements. Please revise future filings to ensure that all items are correctly and consistently classified.

      Restructuring settlements reflect the difference between the actual settlement amounts for various litigation and creditor payment matters and the amounts originally recorded on the Company's financial statements as the amount due. Settlement amounts were less than amounts originally recorded in recognition of the Company's financial condition. Restructuring settlements as reported for 2004 included three legal settlements of $141,000, $140,000 and

Mr. Jay Webb
Securities and Exchange Commission
July 12, 2005
Page 2

$109,000, respectively. In addition, the Company had approximately one hundred and twenty-seven vendor settlements ranging in amount from $10 to $116,000, totaling $618,000 in the aggregate.

         The Company believes the presentation in the Filing of the restructuring amount as non-operating income was appropriate due to the fact that settlement amounts were based on the Company's financial condition at the time of settlement rather than contesting the original amount invoiced or claimed.

Liquidity and Capital Resources (page 31)

2. We see that many of your notes payable are past due, including Bridge I, Bridge II, Monsun and MonoGen. Please revise future filings to add a detailed discussion regarding the default provisions and debt covenants for each note and the possible impact on your financial position, operations and liquidity.

      We will revise all future filings, beginning with the Company's Quarterly Report on Form 10-QSB for the second quarter ended June 30, 2005 to be filed no later than August 14, 2005 (the "Q205 10-QSB"), to include a discussion regarding the default provisions and debt covenants for each note and an analysis of the impact on the Company's financial position, operations and liquidity, as requested above.

Item 8A - Controls and Procedures (page 32)

3. We note your statement that your chief executive officer and your chief financial officer "have concluded the Company's current disclosure controls and procedures, as designed and implemented, are reasonably adequate to ensure that such officers are provided with information relating to the Company required to be disclosed in the reports the Company files or submits under the Exchange Act and that such information is recorded, processed, t 0 6 summarized and reported within the specified time periods." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

      Assuming that the appropriate officers are able to come to such conclusion, we propose the following disclosure in all future filings, commencing with the Q205 10-QSB:

      The Company's chief executive officer and chief financial officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the

Mr. Jay Webb
Securities and Exchange Commission
July 12, 2005
Page 3

      "Exchange Act")) as of the end of the period covered by this report. Based on that review and evaluation, the chief executive officer and chief financial officer have concluded that the Company's current disclosure controls and procedures, as designed and implemented, are effective to ensure that such officers are provided with information relating to the Company required to be disclosed in the reports the Company files or submits under the Exchange Act and that such information is recorded, processed, summarized and reported within the specified time periods.

Financial Statement (page F-1)

Report of Independent Auditors (page F-2)

4. We note that pursuant to Rule 2-05 of Regulation S-X your filing includes the audit opinion of Auditeurs & Conseils Associes as it relates to your SARL Samba Technologies subsidiary. Please have Auditeurs & Conseils Associes revise their auditors' report to comply with AU Section 508:
      Reports on Audited Financial Statements and Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 1 - References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board.

      The original opinion and report of Auditeurs & Conseils Associes (on which our U.S. auditors relied in the Filing) related to the Company's 2003 fiscal year financial statements and was dated April 8, 2004. It is the Company's understanding that PCAOB Auditing Standard No. 1 was not effective until May 14, 2004 and, therefore, does not apply.

5. Please revise to refer to your auditors by their full legal name. We assume that it is the same name by which they are registered with the PCAOB. Please similarly revise the audit report presented on page F-1.

      We do not believe a change is required based on our response to comment No. 4 above.

Consolidated Statements of Operations (page F-4)

6. Please revise future filings to include your litigation settlement expenses with your operating loss or tell us why your current presentation is appropriate.

Mr. Jay Webb
Securities and Exchange Commission
July 12, 2005
Page 4

      We will revise all future filings, beginning with the Company's Q205 10-QSB, to include litigation settlement expenses with the Company's operating loss as requested above.

Note 13 - Legal Proceedings (page F-28)

7. For each legal matter you have referenced tell us and revise future filings to disclose the amount of any charges that you took in 2003 and 2004. Also tell us and disclose in future filings the amount of any liabilities that you have recorded related to these legal matters as of December 31, 2004. Additionally, please revise your future disclosures to indicate your expectations as to the likelihood of the legal contingencies having a negative material impact on your income statement. Note that if it is at least reasonably possible that any contingency could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate that no such estimate can be made. Refer to paragraph 10 of Statement 5.

      Information requested regarding legal charges taken in 2003 and 2004 and the amounts of recorded liabilities for legal matters as of December 31, 2004 is included in Exhibit A attached hereto and made a part hereof.

      We will revise all future filings, beginning with the Company's Q205 10-QSB, to include a discussion of the Company's expectations of the likelihood of legal contingencies having a negative material impact on its financial statements, as requested above.

      The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to call me at (312) 222-9550 if you have any additional comments or questions.

                                                 Yours sincerely,



                                                 Dennis L. Bergquist
                                                 Chief Financial Officer

cc:      Denis M. O'Donnell, M.D.

                                    Exhibit A

                       Information Requested in Comment 7

Legal Charges taken in 2004
MonoGen, Inc. - $305,000 for issuance of a promissory note and $57,000 for inventory reservation in satisfaction of the settlement

Monsun, AS - $438,419 related to a legal fee judgment against Peter Gombrich personally, the Company's former Chairman and CEO

Legal Charges taken in 2003
Ventana Medical Systems, Inc. - $62,946 for issuance of a promissory note and $24,443 for inventory in satisfaction of the settlement

Liability amounts as of December 31, 2004
Garrett Realty - $110,000
Bowne of Chicago - $142,000
MonoGen - $305,000 note payable, plus accrued interest of $5,700 British Columbia Cancer Agency - $0
Bruce Patterson, M.D./Invirion, Inc. - $0 (no monetary obligation under the settlement) Hill & Barlow - $5,000 Monsun, AS - $782,000 as a note payable and accrued interest, and $438,419 as an accrued liability
The Lash Group, Inc. - $97,000
Medical College of Georgia Research Institute, Inc. - $115,000
Eric Gombrich - $105,500 in accrued wages and $50,000 in accounts payable
The Regents of the University of California - $132,700
Arthur Lipper III - $0
Kanan, Corbin, Schupak & Aronow, Inc. - $66,000
Reid Jilek - $114,000
Ketchum Public Relations - $16,000
The Cleveland Clinic Foundation - $272,000
Daniel Kussworm, Jennifer Kawaguchi and Susan Keesee - $139,000 Ungaretti & Harris - $149,000, plus accrued interest of $32,000
Ventana Medical Systems, Inc. - $21,000 note payable, plus accrued interest of $700